SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

       First Union Real Estate Equity and Mortgage Investments
                        (Name of Issuer)

             Shares of Beneficial Interest, $1.00 par value
                   (Title of class of securities)

                            337400105
                         (CUSIP Number)

                      Stephen Fraidin, P.C.
             Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                    New York, New York  10004
                         (212) 859-8140

   (Name, address and telephone number of person authorized to receive notices and communications)

                        September 9, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 337400105                                      Page 2 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,060,975 Shares (including options to purchase
                                       1,183,150 Shares)

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
 			                 2,060,975 Shares (including options to purchase
                                       1,183,150 Shares)
REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,060,975 Shares (including options to purchase
                                       1,183,150 Shares)

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.37%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 337400105                                       Page 3 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            25,925 (including options to purchase 16,850 Shares)

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
                			  25,925 (including options to purchase 16,850 Shares)

REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    25,925 (including options to purchase 16,850 Shares)

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .09%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                           Page 4 of 6 Pages

      This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P.
("Gotham II") both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Gotham and Gotham II are hereinafter referred to as the "Reporting Persons".

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D

Item 3 is hereby amended to add the following information:

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham was $2,186,354 and the aggregate purchase price of the Common Stock purchased by Gotham II was $20,446. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.

Item 4 is hereby amended to add the following information:

Item 4. Purpose of the Transaction

"On September 8, 1997, the letter attached hereto as Exhibit 8 and incorporated herein by this reference was sent to Mr. James C. Mastandrea.

"Except to the extent indicated in this Item 4, neither of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule
13D."

Item 5 is hereby amended to add the following information:

Item 5. Interest in Securities of the Issuer

     (a) Gotham owns 2,060,975 Shares (including options to purchase 1,183,150 Shares) as of the date of this Statement, representing an aggregate of approximately 7.37% of the outstanding Shares of the Company. Gotham II owns 25,925 Shares (including options to purchase 16,850 Shares) as of the date of this Statement, representing an aggregate of approximately .09% of the outstanding Shares of the Company. The percentages in this paragraph are calculated based upon 27,965,298 outstanding Shares as reported in the Company's Form 10-Q for the quarter ended June 30, 1997.

       (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Common Stock beneficially owned by it.

                                                           Page 5 of 6 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham and Gotham II since June 10, 1997. In each case, the transactions took place on the New York Stock Exchange.


Gotham


                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

08/01/97                             19,300                       $13.3236
08/04/97                              9,895                       $13.30
08/05/97                             49,480                       $13.425
08/06/97                              6,430                       $13.30
08/12/97                                495                       $13.425
08/13/97                             30,575                       $13.413
08/14/97                              2,965                       $13.30
08/15/97                             24,740                       $13.275
08/18/97                             19,790                       $13.30



Gotham II

                              Shares of Common Stock
Date                             Purchased/(Sold)             Price per Share

08/04/97                                105                       $13.30
08/05/97                                520                       $13.425
08/06/97                                 70                       $13.30
08/12/97                                  5                       $13.426
08/13/97                                325                       $13.413
08/14/97                                 35                       $13.30
08/15/97                                260                       $13.275
08/18/97                                210                       $13.30


Item 7 is hereby amended to add the following information:

Item 7. Material to be Filed as Exhibits

"8.	Letter, dated September 8, 1997, to Mr. James C. Mastandrea".

                                                       Page 6 of 6 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 9, 1997

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President